Loncor Resources Inc.
Supplementary Note
Reconciliation to
United States Generally Accepted Accounting Principles
 (Expressed in U.S. dollars)
(unaudited)
Period ended September 30, 2010

Loncor Resources Inc. (“the Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission.  The Company has prepared a reconciliation of the significant measurement differences as well as significant disclosure differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) in accordance with Item 18 of Form 20-F.  The differences between Canadian GAAP and U.S. GAAP are as follows:

Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from U.S. GAAP except for the following:

(a)	Mineral Properties

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred.

Under Canadian GAAP, costs are capitalized subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable.

(b)	Recent Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-13 “Compensation – Stock compensation” (“ASU 2010-13”).  This update addresses whether an employee stock option should be classified as a liability or as an equity instrument if the exercise price is denominated in the currency in which a substantial portion of the entity’s securities trades.  That currency may differ from the entity’s functional currency and from the payroll currency of the employees receiving the option.  This update provides amendments to ASC 718, “Compensation – Stock Compensation” to clarify that an employee share based payment award that has an exercise price denominated in the currency in the market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, an entity should not classify such an award as a liability if it otherwise qualifies as equity.  ASU 2010-13 is effective for reporting periods beginning after December 15, 2010. The Company does not anticipate the adoption of this accounting standard to have a significant impact on the Company’s financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures” (“ASU 2010-06”).  This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure” that requires new disclosure for transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  The update also provides amendments that clarify existing disclosures surrounding levels of disaggregation and inputs and valuation techniques.  ASU 2010-06 is effective for reporting periods beginning after December 15, 2009 with the exception of Level 3 activity fair value measurements which is effective for reporting periods beginning after December 15, 2010.  The Company does not expect the adoption of this standard to have a significant impact on the Company’s financial position, results of operations or cash flows.

Loncor Resources Inc.
Supplementary Note
Reconciliation to
United States Generally Accepted Accounting Principles
 (Expressed in U.S. dollars)
(unaudited)
Period ended September 30, 2010

The U.S. GAAP reconciliation of the interim consolidated financial statements based on the foregoing is as follows:

Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Income (loss) per Canadian GAAP	$(357,227)	$(179,265)	$(1,602,654)	$(502,029)
Mineral properties (Note a)	(1,983,568)	(201,401)	(4,654,933)	(352,667)
Loss per U.S. GAAP	(2,340,795)	(380,666)	(6,257,587)	(854,696)
Total comprehensive loss	$(2,340,795)	$(380,666)	$(6,257,587)	$(854,696)

Loss per share (basic and diluted)	$(0.05)	$(0.01)	$(0.15)	$(0.03)

Consolidated Balance Sheets

	September 30, 2010	December 31, 2009

Total assets per Canadian GAAP	$17,061,539	$6,619,681
Mineral Properties (Note a)	(9,609,335)	(4,954,402)

Total assets per U.S. GAAP	$7,452,204	$1,665,279

Total liabilities per Canadian GAAP	$880,342	$3,429,420
Future income taxes (Note a)	(422,694)	(422,694)

Total liabilities per U.S. GAAP	$457,648	$3,006,726

Shareholders’ equity per Canadian GAAP	$16,181,197	$3,190,261
Mineral Properties (Note a)	(9,609,335)	(4,954,402)
Future income taxes (Note a)	422,694	422,694

Total shareholders’ equity per U.S. GAAP	$6,994,556	$(1,341,447)

Total liabilities and shareholders’ equity per U.S. GAAP	$7,452,204	$1,665,279

Loncor Resources Inc.
Supplementary Note
Reconciliation to
United States Generally Accepted Accounting Principles
 (Expressed in U.S. dollars)
(unaudited)
Period ended September 30, 2010

Interim Consolidated Statements of Cash Flows

	Three month period ended September 30,		Nine month period ended September 30,
	2010	2009	2010	2009
Cash flow provided by (used in)
Operating activities per Canadian GAAP	$(65,508)	$(143,109)	$(402,041)	$(752,455)
Mineral properties	(1,810,990)	(201,260)	(4,232,315)	(459,898)
Operating activities per U.S. GAAP	(1,876,498)	(344,369)	(4,634,356)	(1,212,353)

Investing activities per Canadian GAAP	(1,959,455)	(201,260)	(4,840,760)	(412,154)
Mineral properties	1,810,990	201,260	4,232,315	459,898
Investing activities per U.S. GAAP	(148,465)	-	(608,445)	47,744

Financing activities per U.S. GAAP	(271,918)	2,093,116	10,397,541	2,235,394

Net increase in cash during the period	(2,296,881)	1,748,747	5,154,740	1,070,785

Cash and cash equivalents, beginning of the period	8,987,787	928,483	1,536,166	1,606,445

Cash and cash equivalents, end of the period	$6,690,906	$2,677,230	$6,690,906	$2,677,230

Consolidated Statements of Shareholders’ Equity

	Number of Shares	Share Capital	Contributed Surplus	U.S. GAAP Deficit

December 31, 2008	27,753,247	$18,317,086	$275,200	$(20,266,901)
Issued share capital	3,000,000	2,024,160	-	-
Issuance of stock options	-	-	316,358	-
Net loss for the year per U.S. GAAP	-	-	-	(2,007,350)
December 31, 2009	30,753,247	$20,341,246	$591,558	$(22,274,251)

Issued share capital	12,166,500	$14,565,136	-	-
Financing costs	-	(1,719,945)	-	-
Stock options issued	-	-	$1,748,399	-
Net loss per U.S. GAAP	-	-	-	(6,257,587)

September 30, 2010	42,919,747	$33,186,437	$2,339,957	$(28,531,838)

Loncor Resources Inc.
Supplementary Note
Reconciliation to
United States Generally Accepted Accounting Principles
 (Expressed in U.S. dollars)
(unaudited)
Period ended September 30, 2010

(c)	Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since commencement of exploration activities are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from commencement of exploration activities to September 30, 2010

Exploration expenses	$(8,200,356)
Reversal of fair value increment (Note a)	(1,408,979)
Reversal of future income taxes (Note a)	422,694
General and administrative expenses	(3,311,824)
Interest income	26,457
Net loss to September 30, 2010, being the
deficit accumulated during the exploration stage (1)	$(12,472,008)

(1)	This loss does not include accumulated losses from the predecessor company.

Consolidated summarized statement of cash flows – U.S. GAAP
For the period from the commencement of exploration activities to September 30, 2010

Cash flows used in operating activities	$(9,187,238)
Cash flows provided from investing activities	(612,811)
Cash flows provided by financing activities	16,490,955
Cash, September 30, 2010	$6,690,906